Exhibit 99.1

For Immediate Release
July 30, 2002

SAP Supervisory Board Appoints Léo Apotheker to Executive Board

Company Expands Board To Include Head of Global Field Organization

     WALLDORF, Germany - July 30, 2002 - SAP AG (NYSE: SAP) today announced that effective August 1st, it will expand its Executive Board to include Léo Apotheker, President of SAP Global Field Operations.

     “Léo Apotheker brings to the Executive Board his vast experience in sales and field operations,” said Henning Kagermann, co-chairman and CEO of SAP. “This appointment strengthens our Board, which has a tradition of commitment to SAP’s technology development, by incorporating a strategic voice on behalf of those with the closest contact to our customers.”

     Apotheker, 49, was appointed President of Global Field Operations in late May 2002. Prior to that position, he served as President of SAP’s EMEA region, leading it to dramatic growth in sales in 2001. German-born and fluent in five languages (Dutch, English, French, German, and Hebrew), Apotheker holds a B.A. degree in Economics and International Relations and a Masters degree in Business Administration.

     The appointment to the Board will not affect Apotheker’s position as President of Global Field Operations or his status as interim head of SAP’s North American operations.

About SAP

SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,000 companies in over 120 countries run more than 50,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2002 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.

For more information, press only:
Laurie Doyle Kelly, SAP AG, +49 (6227) 76-1136,
Laurie.Doyle.Kelly@sap.com, CET
Markus Berner, SAP AG, + 49 (6227) 74-2548,
Markus.Berner@sap.com, CET
Michael Rust, Burson-Marsteller, +49 (69) 2 38 09-23,
Michael_Rust@de.bm.com, CET
Besty Ricci-Warnock, Burson-Marsteller, +212-614-4417,
Elizabeth_Warnock@nyc.bm.com, EST